

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Peder Møller Andersen
Chief Executive Officer
Forward Pharma A/S
Østergade 24A, 1
1100 Copenhagen K, Denmark

Re: Forward Pharma A/S
Registration Statement on Form F-1
Filed August 11, 2014
File No. 333-198013

Dear Mr. Andersen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

Financial Statements
Notes to Consolidated Financial Statements
Section 1 – Basis of Preparation
Note 1.1 Accounting Policies
Basis of preparation, page F-8

1. We acknowledge your response to our previous comment 5 and the two paragraphs of additional disclosure on page F-8 explaining the material accounting changes from previous GAAP to IFRS. We continue to believe that reconciliations under paragraph 24 of IFRS 1 are required. As such, please replace the last sentence in the paragraph immediately preceding these two paragraphs with a sentence that indicates, if true, if under previous GAAP consolidated financial statements of the Company and its Subsidiary rather than separate financial statements had been prepared, the only material

differences between previous GAAP and IFRS for the year ended December 31, 2012 would be as described in the two paragraphs of additional disclosure.

2. Please represent to us whether or not you applied any mandatory exceptions for transition to IFRS as stipulated in paragraph 13 of IFRS 1. If you applied any exceptions in addition to the optional exemption you disclose on page F-9, please provide the disclosure required by Instruction 4 to Item 5 of Form 20-F.

Classification of Operating Expenses in the Income Statement
Research and development costs, page F-10

3. We acknowledge your response to our previous comment 7. Please quantify for us the patent opposition and interference proceedings costs included in the research and development costs line item for each of the periods presented.

4. Consistent with the comment in bullet 1 to our previous comment 7, please revise your policy disclosure to include the patent related costs you include in research and development expenses consistent with your revised disclosure in MD&A provided on page 65. Otherwise, please explain to us how the inclusion of the patent related costs is consistent with your stated policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Kristopher D. Brown
        Wayne J. Rapozo
        Dechert LLP
        1095 Avenue of the Americas
        New York, NY 10036